GOLDMOUNTAIN EXPLORATION CORPORATION

June 12, 2008

Mr. Christopher J. White
Branch Chief
Division of Corporation Finance, Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Via EDGAR and Federal Express

Re: GoldMountain Exploration Corporation (the "Company")
        Amendment No. 2 to Form 10-KSB for Fiscal Year Ended March 31, 2007
        Filed July 16, 2007
        File No. 000-51594

Dear Mr. White:

This letter responds to the Securities and Exchange Commission's January 18, 2008 letter and addresses the Staff's comments and concerns relating to the Commission's examination of the Company's annual report on Form 10-KSB for the fiscal year ended March 31, 2007 (the "Annual Report"). In connection with the responses to the comments, the Company proposes to address your comments prospectively in our future filings.   Each of our responses in this letter is provided in the order of the comments raised by the Staff's January 18, 2008 letter.

Form 10-KSB for Fiscal Year Ending March 31, 2007

Engineering Comments

General

RESPONSE TO COMMENT NO. 1:

In response to the Staff's comment, we have temporarily removed the website, and will update it without reference to information on adjacent properties or other properties on which we have no right to explore or mine.

Development Activities in the Yoquivo Property, page 9

RESPONSE TO COMMENT NO. 2:

In response to the Staff's comment and in compliance with SEC Industry Guide 7(a)(4), we will include additional disclosure regarding the Company's status as an exploration stage company in our future filings. The following sections will be modified to provide further clarity: "Item 1: Description of Business" and "Item 6: Management's Discussion and Analysis or Plan of Operation." An example of our proposed disclosure is included with the appendix attached to this letter.

RESPONSE TO COMMENT NO. 3:

In response to the Staff's comment and in compliance with SEC Industry Guide 7(a)(4), we will remove the terms "develop," "development" or "production," and where appropriate replace them with "explore" or "exploration" in our future filings. The following sections will be changed to provide further clarity: "Item 1: Description of Business," "Item 2: Description of Property" and "Item 6: Management's Discussion and Analysis or Plan of Operation." Please refer to the appendix attached to this letter.

Location and Means of Access to the Property, page 12

RESPONSE TO COMMENT NO. 4:

In response to the Staff's comment and as recommended by SEC Industry Guide 7, we will include a small-scale map showing the location and access to our Yoquivo Property in the section entitled: "Item 2: Description of Property." Please refer to the appendix attached to this letter.

RESPONSE TO COMMENT NO. 5:

In response to the Staff's comment and in compliance with paragraph (b)(2) of SEC Industry Guide 7, we will include additional disclosure regarding the material terms of the land or mineral rights securing agreements we have on the Yoquivo Property. The following sections will be modified to provide further clarity: "Item 1: Description of Business" and "Item 2: Description of Property." Please refer to the appendix attached to this letter.

RESPONSE TO COMMENT NO. 6:

In response to the Staff's comment, we will add this additional risk factor under "Item 6: Management's Discussion and Analysis or Plan of Operation" to address our management team's lack of technical training and experience with exploring for, starting, and/or operating a mine:

"**We Need to Hire Additional Personnel with the Expertise and Training to Assist us Meet our Business Objectives.**

Our management lacks technical training and experience with exploring for, starting, and/or operating a mine. Without such direct training or experience in these areas, our management team may not be fully aware of many of the specific requirements related to working within the mining industry. Additionally, their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies generally use. While we may rely on outside consultants to assist us in the short term, we need to hire experienced personnel to complete our management team. Any potential shortfalls in experience and execution by our management team because of such lack of experience and/or training could have an adverse effect on our business, earnings and financial success." Please refer to the appendix attached to this letter.

RESPONSE TO COMMENT NO. 7:

In response to the Staff's comment, we will add additional disclosures regarding the exploration plans for the Yoquivo Property in this Amendment. The following section will be changed to provide further clarity: "Item 1: Description of Business." Please refer to the appendix attached to this letter.

RESPONSE TO COMMENT NO. 8:

In response to the Staff's comment, we will add additional disclosures regarding the sampling procedures and analysis, and quality assurance/quality control protocols in our exploration program this Amendment. The following section will be modified to provide further clarity: "Item 1: Description of Business." Please refer to the appendix attached to this letter.

We hope that the foregoing addresses all of the Staff's comments contained in its letter of January 18, 2008. Further, in accordance with the Staff's letter, we are attaching the Company's acknowledgement. Should you have any questions, please contact me directly at (360) 332-0905.

Sincerely



/s/ Gregory Leigh Lyons
Gregory Leigh Lyons, CEO

ACKNOWLEDGEMENT

GoldMountain Exploration Corporation (the "Registrant"), hereby acknowledges the following:

1.   The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the "Commission");

2.   The Staff's comments, or changes to disclosure in response to the Staff's comments in the Registrant's filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Registrant's filings; and

3.   The Registrant may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: June 12, 2008   GoldMountain Exploration Corporation



/s/ Gregory Leigh Lyons

Gregory Leigh Lyons, Chief Executive Officer

ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS HISTORY

We are an exploration state company and were incorporated in Nevada on November 3, 2004, as Konigsberg Corporation, however we subsequently changed our name to GoldMountain Exploration Corporation, as described below.

<u>Stock Purchase Agreement</u>

On March 27, 2006, our then Chief Executive Officer and Sole Director, Susan Downing, entered into a Stock Purchase Agreement (the "Purchase Agreement") with Adam Cegielski, who up until that time had not been affiliated with us. Pursuant to the Purchase Agreement, Mr. Cegielski purchased forty million (40,000,000) shares of our common stock from Ms. Downing for aggregate consideration of $30,000. The Purchase Agreement closed on March 27, 2006 (the "Closing").

As a result of the Closing, Mr. Cegielski obtained majority voting control over the Company, as the 40,000,000 shares which he purchased constituted 51.5% of the Company's then outstanding shares of common stock based on 77,600,000 shares of common stock outstanding as of March 27, 2006 (the "Change in Control").

In connection with the Change of Control of the Company, the Company's then Chief Executive Officer, President, Principal Accounting Officer, Treasurer and Secretary, Susan Downing, resigned on March 27, 2006, and Mr. Cegielski was appointed as the Company's Chief Executive Officer, President, Principal Accounting Officer, Treasurer and Secretary.

Additionally, on March 27, 2006, Ms. Downing resigned as the Company's sole Director and Mr. Cegielski was appointed as the Company's sole Director by the Company's majority shareholders, to fill the vacancy left by Ms. Downing's resignation.

<u>Forward Stock Split</u>

On April 12, 2006, our Board of Directors approved a 4:1 forward stock split to shareholders of record as of April 25, 2006 (the "Forward Stock Split"). The Forward Stock Split affected our issued and outstanding, as well as our authorized shares of common stock, and as a result, after the Forward Stock Split, we had 400,000,000 shares of common stock authorized with a par value of $0.001 per share.

On April 17, 2006, we filed a Certificate of Change Pursuant to Nevada Revised Statutes 78.209 ("Certificate") to our Articles of Incorporation with the Secretary of State of Nevada, which became effective April 25, 2006, to affect a the Forward Stock Split. Subsequent to the filing of the Certificate, we filed a Certificate of Correction ("Correction") with the Secretary of State of Nevada, to correct the Certificate, which Correction clarified that our 100,000,000 shares of authorized preferred stock, $0.001 par value, were not affected by the forward stock split.

As a result of the filing of the Certificate and Correction thereto, we now have 400,000,000 shares of common stock authorized, $0.001 par value, and 100,000,000 shares of preferred stock authorized, $0.001 par value per share. Unless otherwise stated, all shares amounts used in this 10-KSB are reflected in post Forward Stock Split amounts.

{13379/16604/MCL/1032804.RTF;2}

<u>Name Change</u>

At our annual meeting of shareholders held on May 10, 2007, our Chief Executive Officer, Director and majority shareholder, Adam Cegielski, re-elected himself as a Director of the Company, ratified the appointment of Telford Sadovnick, P.L.L.C., as our Certified Public Accountant for the 2007 fiscal year, and approved the filing of a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of Nevada to change our name to "GoldMountain Exploration Corporation" (the "Amendment").

Mr. Cegielski, held 40,000,000 shares of our common stock, representing 50.2% of our outstanding common stock as of the record date of the annual meeting, March 29, 2007 (the "Record Date"), based on 79,657,168 shares of common stock outstanding as of the Record Date. Notice of the annual meeting was sent to all shareholders of record as of the Record Date on or about April 9, 2007.

On May 16, 2007, we filed the Amendment with the Secretary of State of Nevada, which Amendment became effective immediately with the State of Nevada, but which effectiveness was delayed by approximately ten (10) days due to our requirement to provide NASD notice of our name change. As a result, our name change to GoldMountain Exploration Corporation became effective with the Over-The-Counter Bulletin Board on May 29, 2007, when our trading symbol changed to "GMEX."

BUSINESS OPERATIONS

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We currently plan to focus solely on our joint venture in connection with exploration and development activities in the "Yoquivo Property," which we have entered into an Option Agreement in connection with, as described below. There is no assurance that a commercially viable mineral deposit exists on the property, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

<u>Option Agreement</u>

On April 13, 2006, we entered into a letter of intent with a wholly owned subsidiary of Sydney Resource Corporation ("Sydney") to earn up to a 75% joint venture interest in the Yoquivo Au-Ag property located in Sonora, Mexico (the "Yoquivo Property" and the "Letter of Intent"). The Yoquivo Property represents approximately 2,409 heactares of land. Sydney merged with Band-Ore Resources Ltd. in September 2006, and is now known as West Timmins Mining, Inc. (TSX-WTM) ("West Timmins").

Deleted: 7,000 acres

On May 31, 2006, we and West Timmins (at that time still known as Sydney) entered into an Option Agreement regarding our ability to earn up to a 75% interest in the joint venture interest in the Yoquivo Property (the "Option Agreement" and the "Option").

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Pursuant to the Option Agreement, West Timmins granted us the right to earn an initial (First Option) undivided 50% interest in and to the mineral rights to the Yoquivo Property in exchange for the following cash, share and work expenditure considerations to be delivered/met over a 24 month period from the signing of the letter of intent, as more specifically detailed below:

A.   Our making, in favor of West Timmins, the following cash payments totaling $200,000 dollars over a 90 day period:

    i) $25,000 within five days of signing of the Letter of Intent, which we have paid as of the date of this filing,

    ii)   an additional $75,000 within 30 days of signing the Letter of Intent, which we have paid as of the date of this filing, and

    iii)   an additional $100,000 within 90 days of signing the Option Agreement, which we have paid to date.

B.   Our issuing 1,000,000 shares of restricted common stock:

    i)   500,000 shares of common stock within 30 days of signing the Letter of Intent, which we have issued as of the date of this filing, and

    ii)   An additional 500,000 shares of common stock within 12 months of signing of the Letter of Intent, which shares have been issued as of the date of this filing.

C.   Our completing the following cumulative exploration expenditures on the Yoquivo Property totaling $1,000,000 over a 24 month period, including:

    i) $250,000 in cumulative exploration expenditures within the first 6 months after signing the Letter of Intent, which amount has been paid to date;

    ii) $600,000 in cumulative exploration expenditures within 12 months of signing the Letter of Intent, which date has been extended until June 30, 2007, pursuant to the Second Extension Letter, described below, which payments have not been made to date, and which payments we are in default of; and

    iii) $1,000,000 in cumulative exploration expenditures within 24 months of signing the Letter of Intent.

On January 29, 2007, due to delays in the drilling program, West Timmons sent us a letter extending the date we were required to complete the $250,000 funding (as described above under Section C(i)), to February 28, 2007, due to certain delays in connection with the exploration of the Yoquivo Property (the "First Extension Letter"). The $250,000 in funding due by the revised February 28, 2007 date was subsequently paid to West Timmons and we did not default under our obligations under Section C(i) of the Option Agreement.

{13379/16604/MCL/1032804.RTF;2}

On May 31, 2007, due to the slow pace of the drilling program, West Timmons sent us another letter extending the date we were required to complete the $600,000 in cumulative funding by (as described above under Section C(ii) above), to June 30, 2007 (the "Second Extension Letter").

We have paid approximately $275,000 towards exploration expenditures on the Yoquivo Property as of the date of this filing. We were required to pay at least an additional approximately $325,000 towards exploration expenditures by June 30, 2007 (for a total of $600,000), which payments were not made as of June 30, 2007, and have not been made to date, and as such we are in default of such required payments to West Timmons and the Option Agreement. We hope to raise an additional $1,000,000 in financing through the sale of securities subsequent to the filing of this report, of which there can be no assurance. In the event we raise the $1,000,000 in additional funding after we file this report, we will pay West Timmons the $325,000 in additional exploration expenditures at that time.

West Timmins will act as operator during the earn-in phase of the agreement and will be entitled to charge a management fee of 10% on all property exploration expenditures and related head office overhead. The Joint Venture is currently being managed by a management committee consisting of three individuals, two of which are affiliated with West Timmins and our Chief Executive Officer and Director, Adam Cegielski. As operator, West Timmins will be responsible for proposal of exploration programs to the management committee. We as funding partner are responsible for funding, in full, any and all exploration programs approved by the management committee in advance of the commencement of exploration, as well as being responsible for making all necessary property and tax payments to keep the property in good standing.

West Timmins agreed to grant us a second option (the Second Option) pursuant to the Option Agreement, to earn an additional 25% interest in the joint venture (for 75% total), subject to back-in provisions in favor of West Timmins as indicated below, under the following terms and conditions:

A.   Within 60 days of having vested an initial 50% interest in the property, making a cash payment in favor of West Timmins of $250,000 dollars,

B.   Within 60 days of having vested an initial 50% interest in the property, issuing to West Timmins an additional 1,000,000 common shares, and

C.   Completing an additional $1,500,000 in exploration expenditures on the property within an additional 24 month period and making the necessary cash payments to any vendor as per the terms and conditions of the underlying agreement.

However, should we successfully exercise the Second Option, West Timmins has the one-time right, exercisable within 90 days of us having vested all 75% of the joint venture, via the Second Option, to back into a 50% interest (the "Back In Right") in the property by making a single cash payment to us equal to the greater of:

i) 2.0 times our cumulative exploration expenditures incurred under the terms of the Second Option, exclusive of acquisition payments; or

ii) should the value of our shares issued under the terms of the Second Option exceed $1,500,000 on the date of the exercise of the Back In Right, a total of 2.0 times our cumulative exploration expenditures incurred under the terms of the Second Option, exclusive of acquisition costs, plus one half of the amount by which our shares exceed $1,500,000.

Finally, we have the additional right, exercisable within 7 days of receipt of notice of West Timmins' decision to exercise its Back In Right, to extinguish West Timmins' Back In Right, through the issuance of an additional 1,000,000 shares of our common stock to West Timmins.

In the event that we do not exercise our Second Option and/or act to extinguish West Timmins' Back In Right, it is anticipated that a joint venture will be formed between the parties under an industry standard joint venture agreement, with each party owning and paying expenses on a pro-rata basis based on their then ownership of the joint venture.

The Option Agreement also provides that the joint venture agreement will include a provision whereby in the event that the joint venture interest of either party is diluted to a 10% working interest in accordance with the terms of the joint venture agreement, the diluted party shall revert to a 2.0% net smelter royalty on the party, which is to be subject to an exclusive and irrevocable option held by the non-diluted party to purchase such 2.0% net smelter royalty (i.e. 1.0%) for a sum of $2.0 million.

Formatted: Font: 10 pt

Exploration Activities in The Yoquivo Property

Deleted: Development

Formatted: Font: 10 pt

We are an exploration stage company and as such there is no assurance that a commercially viable mineral deposit exists on the Yoquivo Property, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Management committed to exploration of the Yoquivo Property on the basis of the area's past gold and silver production history, the potential for the successful application of modern exploration techniques, and the geological similarities of the Property to the Ocampo District, located 30 miles to the west, which had recently reported significant measured and indicated gold and silver resources. It is important to note that, although one of our considerations in exploring on the Yoquivo Property is the geological similarities to the Ocampo District, we caution that mineral deposits on nearby properties, or geological similarities to those properties, does not indicate that economic mineral deposits exist on our Property.

Formatted: Font: Times New Roman, 10 pt

Seven separate sub-parallel veins are currently known at Yoquivo which have been exploited since Spanish Colonial times, with the most extensive mining occurring from 1867 to 1926, primarily from two veins exploited on several levels through the Pertenencia and San Francisco mines. Production grades from 1908 to 1926 reportedly averaged 11 grams per ton gold and 1,100 grams per ton of silver. Limited exploration and mining has occurred since that time and the majority of the Yoquivo Property has remained relatively unexplored using modern techniques.

Mineralization in the Yoquivo district occurs as high-grade low-sulphidation "hot-springs environment" gold and silver-bearing epithermal veins related to large-scale volcanic centers. Historically, the Yoquivo Property has produced from 1-3 meters wide veins distributed over an area of 4.5 square kilometers, located within the Property. We intend to explore the extensions of the known previously productive veins. One of the veins, which was the basis for the majority of the production from the San Francisco mine, produced from Quartz Sulphide Mineralization (QSM), whereas the other vein, the Pertenencia-Dolores vein, produced from Argentiferous Galena Mineralization (AGM). A third target of exploration is for Stockwork Ores (SO) in faulted and brecciated zones of QSM which cut by swarms of narrow sulfide-bearing quartz and calcite veinlets. These occur in the lower parts of the San Francisco mine and withidths up to 20 meters. As opposed to the OSM and AGM veins, this type of mineralization has not been previously explored.

Formatted: Widow/Orphan control, Adjust space between Latin and Asian text, Adjust space between Asian text and numbers

We agreed pursuant to the Option Agreement to expend $1,000,000 in cumulative exploration activities on the Yoquivo Property over a twenty-four (24) month period, of which approximately $275,000 has been expended to date and approximately $325,000 was due to West Timmons by June 30, 2007, pursuant to the Second Extension Letter, which payments were not made by June 30, 2007, and which we are in default of.

The goals of the initial phase of exploration include evaluating the structural setting of minerals which are found in the property and to find certain drilling targets to be tested as part of Phase 2 of the exploration program. The geophysical surveys have been performed, on behalf of West Timmins Mining, Inc., by Aeroquest International Limited, headquartered in Mississauga, Ontario, Canada, a

mining and energy services company providing commercial airborne geophysical surveys for use in mineral and oil and gas exploration. Aeroquest is also developing applications for its proprietary time domain electromagnetic systems in the environmental services and ground water exploration industries.

Geological consulting has been provided by Minera Cascabel S.A. de C.V., a privately held geological consulting company specializing in providing a complete range of contract exploration services to the mining industry. It is the Mexican operating company of IMDEX, Inc. Minera Cascabel's main officer is located in Hermosillo, Sonora and a field office is maintained in Chihuahua City by Cascabel Inc., and by GeoQuest Explorations Ltd. Of Kelowna, British Columbia, Canada (Steve Noakes, Mineral Exploration Consultant).

We have not identified a firm to conduct our planned future exploration work.

Phase 1 of the exploration program on the Yoquivo Property, which was started during the 1st week of August 2006, and which has been completed to date, included the following:

o   Detailed structured mapping, to identify large and small scale structural controls, which will include collecting additional ground samples, which mapping has been completed to date.

o   An Airborne Magnetic Survey conducted of the Yoquivo Property via helicopter, which we hope will aid in the understanding and tracing of the large scale structural features of the property, which has been completed to date.

o   Underground Sampling, intended to gain a greater understanding of the controls on and nature of the mineralization within the property, which has been completed to date.

o   Completion of a geological model to aid in the Phase II program described below.

| | Deleted: Development |
| Deleted: which has been completed to date |

Phase II of our exploration of the Yoquivo Property will include drill testing of the property which is currently ongoing.

The drilling process includes drawing up a plan of proposed drill holes and submitting the plan to the local ejido (surface rights owners), municipality and government agencies for their approval. In the case of the Yoquivo Property, it also requires a biological survey of the areas likely to be effected by the drilling to determine any environmental considerations which may need to be addressed in connection with the drilling. The permit specifies how many sites, duration of proposed program, use of water, method for disposal of wastes, hazardous material handling protocols, the name and contacts of the project operator as well as all of the legal documentation on title for the property.

As of the filing of this report, two diamond drill holes have been completed on the Yoquivo Property, from which three samples were drawn. The results of those diamond drill holes and samples are summarized in the table below:

Hole No.	From (Meters Down Hole)	To (Meters Down Hole)	Interval(1) Meters	Gold g/t(2)	Silver g/t
Y07-01	41.10	41.80	0.70	2.18	289.00
Y07-01	185.75	188.40	2.65	0.41	32.68
Y07-02	102.00	114.00	12.00	0.15	40.18

(1) Intervals are interpreted to represent 115-120% of true thicknesses.
(2) Grams per ton.

Geochemical results reported herein are from halved drill cores collected from the Company's Yoquivo Property. Core sampling is conducted on site by trained personnel and sealed samples are transported to ALS-Chemex's preparation facilities in Chihuahua, Mexico by employees of the consulting firm Minera Cascabel S.A. de C. V. on behalf of West Timmins. The remaining half of the drill core is stored in a secure facility on the project site.

All samples were assayed for gold and/or silver by standard fire assay Inductively Coupled Plasma -(ICP) finish with a 50 gram charge. Samples additionally underwent 34 element Inductively Coupled Plasma-Mass Spectrometry (ICP-MS) analysis. Gold values in excess of 3.00 g/t (grams per ton) were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 parts per million (ppm), were also repeated by fire assay. For quality control purposes, blank and analytical control standards were inserted into the sample sequence at regular intervals, and no discrepancies were reported.

As of the filing of this report, we have spent approximately $275,000 on the exploration program on the Yoquivo Property, and were required to expend an additional $325,000 prior to June 30, 2007, pursuant to the terms of the Second Extension Letter, which amount has not been paid to date, and which payments we are therefore in default of. We hope to raise approximately $1,000,000 subsequent to the filing of this report through the private placement of units consisting of shares of common stock and warrants to purchase shares of our common stock, of which there can be no assurance.

Sample Method, Approach and Analysis.

Our joint venture partner, West Timmins through the consulting firm Minera Cascabel S.A. de C.V., has performed the following samplings: grab sampling of outcrop, systematic chip and channel sampling of outcrop, systematic chip and channel sampling or trenches, limited sampling of float, stream sediment sampling and sampling diamond drill core. All samples (including diamond drill core) are tagged, flagged and bagged in the field for shipping. Relevant descriptive information, including GPS location date using NAD 27 Mexico UTM Zone 12 coordinates, is recorded on custom pre-printed sample ID cards with a unique sample number. These are archived to serve as a permanent record.

Sample chain of control was maintained by Minera Cascabel from the sample collection point until delivery to a representative from the analytical laboratory or until shipping directly to the sample preparation facility. Samples were bagged individually and tagged in the field then immediately collected into larger rice bags to be stored at the Minera Cascabel field camp until bulk-shipped or transported. While stored in Minera Cascabel's field camp, these "rice sacks" were tightly sealed using strapping tape which was immediately marked with an indelible marker in a unique manner to avoid tampering.

All diamond drill core was split manually. After the core was split, one half is put into a sample bag and the other half is returned to the core tray. The tray splitter was thoroughly cleaned after each sample has been collected. Each sample was completely described on a card with the appropriate sample number.

Samples are prepared and analyzed using conventional methods by ALS-Chemex, a widely used and accredited laboratory. Sample preparation and analysis procedures include the following steps:

a) Samples were weighted and dried at 150°C for about 8 hours.
b) Samples were crushed to a minimum of 75% -10 mesh.
c) Crushed samples were split to provide a 250-gram representative sample.
d) 250-gram samples were then pulverized to a minimum of 95% -150 mesh.
e) Pulverzied samples were bagged and shipped to Vancouver B.C.
f) 30 grams of the pulverized sample were analyzed by standard fire assay/atomic absorption or gravimetric finish for gold with ICP analyses for 30 additional elements.
g) The results were reported in parts per million (ppm)gold, or grams per tonne (g/t.)
h) Samples with values exceeding 10ppm were re-analyzed by fire assay and gravimetric finish and results were repored in grams per tonne (g/t).

Formatted: Bullets and Numbering

Data Verification

ALS Chemex completes routine quality assurance and control through the process of sample preparation and analysis. This includes but was not limited to air quality testing, sieve testing of coarse crushed and pulverized samples, preparation of sample blanks, and numerous analytical calibrations. Analyses of internal blanks and standards were reported to clients with the associated analytical data.

Minera Cascabel inserted a field blank (an unmineralized portion of the diamond drill core) into the sample stream at regular intervals (every 15' sample) and alternated this with a sample duplicate from a previously sampled section of diamond drill core further up-hole. There was no apparent issues with date quality.

Date files were transmitted via a secure network connection between ALS Chemex and Minera Cascabel and West Trimmins. Analyses were also received as hard copy certificates. The digital date files were merged with sample location and description date. Analytical date on assay certificates were checked against the data merged sheets.

Exploration Budget

{13379/16604/MCL/1032804.RTF;2}

Phase I: Diamond Drilling

Drilling (3,000 m. @ US120.00/m)	$375,000
Construction of drill roads and stations	$20,000
Assaying	$25,000
Travel, food, accommodations	$10,000
Drill hole surveying	$8,000
Date compilation and final report	$15,000
Total	**$438,000**

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Phase II: Diamond Drilling – detailed drilling around mineralized features

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Drilling (2,000 m. @ US120/m)	$240,000
Construction of drill roads and stations	$20,000
Assaying	$25,000
Travel, food, accommodations	$10,000
Drill hole surveying	$8,000
Date completion and final report	$15,000
Total	**$318,000**

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Competition

We are an exploration stage company. We compete with other mineral resource exploration companies for financing and for the acquisition of new mineral properties. Many of the mineral resource exploration companies with whom we compete have greater financial and technical resources than us. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact on our ability to finance further exploration and to achieve the financing necessary for us to continue exploration of our mineral properties.

Deleted: and development

Deleted: and development

Deleted: develop

Employees

We have no employees as of the date of this filing other than our sole officer and Director, Adam Cegielski.

Research And Development Expenditures

We have not incurred any research or development expenditures since our incorporation. We previously expended $5,000 on our now abandoned exploration program on our prior Nanaimo, British Columbia claims, which have since expired and which we have since abandoned and approximately $275,000 in exploration expenditures on our Yoquivo Property joint venture project, described in greater detail above.

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Subsidiaries

Konigsberg Explorations Inc., a British Columbia corporation, is our sole wholly owned subsidiary, which we anticipate dissolving shortly after the filing of our Report on Form 10-KSB for the period ending March 31, 2007. All of our operations are currently conducted through Konigsberg Explorations Inc. All references in this Annual Report to "us," the "Company," "we," "GoldMountain," or words of similar meeting include the operations of Konigsberg Explorations Inc., unless otherwise stated or the context suggests otherwise.

Patents And Trademarks

We do not own, either legally or beneficially, any patent or trademark.

ITEM 2. DESCRIPTION OF PROPERTY

OFFICE SPACE

We rent approximately 1,200 square feet of office space at 70 East Beaver Creek Road, in Richmond Hill, Ontario. The term of our lease on the office space is from September 1, 2006 until August 31, 2007. During the term of the lease agreement, we agreed to pay approximately US $980 for each month of the lease term. We also agreed to pay approximately US $235 upon the expiration of the lease agreement to the landlord for normal wear and tear on the office space.

YOQUIVO PROPERTY

We have entered into an Option Agreement with Sydney to earn up to a 75% interest in the mineral interests in the Yoquivo Property. Please refer to Item 1 above for a description of the Option Agreement and our obligations.

LOCATION AND MEANS OF ACCESS TO THE PROPERTY:

The Yoquivo mining district is located at the headwaters of the Mayo River in the northern part of the Sierra Madre Occidental mountain range, approximately 30 miles west of San Juanito, Chihuahua, Mexico. Mining districts surrounding the Yoquivo Property include the mining district of Ocampo approximately 22 miles to the northwest; the mining district of Candame approximately 19 miles west and the mining district of Maguarichic approximately 15 miles to the south.


ESTADO DE CHIHUAHUA
JUAREZ
JANOS
NUEVO CASAS GRANDES
OJINAGA
MADERA
PROYECTO OCAMPO
CHIHUAHUA
A HERMOSILLO
OCAMPO
PROYECTO YOQUIVO
CUAUHTEMOC
DELICIAS
SATEVO
MAGUARICHIC
BOCOYNA
CAMARGO
JIMENEZ
BATOPILAS
HIDALGO DEL PARRAL
GUACHOCHI
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Fig. No. 1
SYDNEY RESOURCE CORPORATION
YOQUIVO PROJECT
LOCATION MAP

Formatted: Centered

The mining concessions that comprise the Yoquivo Property are located at approximately 130 miles west south west of the city of Chihuahua, Mexico, in the Municipality of Ocampo, estate of Chihuahua. It is believed that mineralization on the property, which encompasses a total of 28 square kilometers, occurs in an area of approximately 4.5 square kilometers. The property is accessible via roads and a small scale mill exists on the property.

DESCRIPTION OF THE MINERAL TITLES HELD IN THE YOQUIVO PROPERTY:

The Yoquivo Property is comprised of six (6) mining concessions, covering approximately 2,409 hectares, called El Dollar, La Nina, La Restauradora, Dolores, San Francisco de Yoquivo and La Copa, which have the following mining concession titles:

Deleted: 7,000 acres

Deleted:

Name	Title No.	Type of Mining Concession	Surface (Hectares)
El Dollar	214876	Exploitation	9.1902
La Nina	217475	Exploration	122.0000
La Restauradora	217476	Exploration	60.8098
Dolores	216491	Exploration	71.6262
San Francisco de Yoquivo	220851	Exploration	91.0579
La Copa	223499	Exploration	2.054.1189

Deleted: Type



LA ESPERANZA T-201624
P.P.
LA RESTAURADORA T-217176
DOLLAR T-214876
LA TRUCHA T-205562
LA NIÑA T-217475
DOLORES T-216491
SAN FCO DE YOQUIVO T-220851
LA COPA E-82/
CLAIMS FROM YOQUIVO PROJECT
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Graphic Scale in meters
SYDNEY RESOURCE CORPORATION
YOQUIVO PROJECT
MINING CONCESSION MAP
BY: MINERA CASCABEL
DATE: JULY 2004

PAST HISTORY OF THE YOQUIVO PROPERTY (AS FAR AS KNOWN):

The San Andres del Rio district, presently known as the Yoquivo District, has been mined since approximately 1867. The Yoquivo Property was mined by the Yoquivo Development Company of New York City ("YD Company") during the period from 1908 to 1925. The first 650 tons of ore which passed through the YD Company plant during this time period yielded 36 grams of gold and 4,200 grams of silver. High-grade ore from the YD Company plant averaged 1,540 grams of gold and 224,000 grams of silver. With

{13379/16604/MCL/1032804.RTF;2}

reserves diminishing in 1924, the YD Company terminated its mine on the Yoquivo District, on March 15, 1925.

In the mid 1970's Cia Minera La Rastra, S.A., drove a tunnel approximately 1,000 feet parallel to the caved areas on the San Francisco Vein, in order to access 1) exposed vein intersections in the interior of the mine, 2) mineral ores; and 3) construct drill pads for testing the San Francisco vein at depth. After making five unsuccessful drill holes, the company withdrew from the area.

Mead Exploration Co. of El Paso, Texas ("Mead"), leased the property in 1976, and began production from narrow high-grade stringers, which paid the costs of exploration. Mead terminated activities when development work failed to produce large quantities of high-grade ore.

PRESENT CONDITION OF PROPERTY:

Regional geology, reported by the Council of Mineral Resources in 2000, "Letter Geologico-Minera Tecoripa H12-12, Scale 1:250,000" for the area of the Yoquivo project, consists of andesites and andesitic tufas of Eoceno-Oligoceno age that are covered in by ryolitic and ryolite tufas with Oligocene, corresponding to the Inferior and Superior Volcanic Group of the Sierra Madre Occidental mountain range.

Precious metal mineralization is limited to the Lower Volcanic Series in the Yoquivo district.

The San Francisco vein system extends over 1,500 feet northwest in the south-central portion of the claim region, and consists of an underground test of a small region. The same vein trend is found approximately 1,500 feet further northeast where minor development was undertaken.

The Pertenencia vein lies 2,000 feet east from the San Francisco vein. It is semi-parallel to it, and was historically the second largest producer of mineral ore.

The main San Francisco vein is a fault zone varying from 3 feet to 30 feet in width, with an average width of 10 feet. Pre- and post-mineralization faulting is evident, and the fault is oxidized and contains breccia, rock flour, and calcite veins, which form low-grade ore.

Three distinct types of mineralization are present in the Yoquivo district. The first high-grade type consists of quartz-sulfide mineralization, which often includes mixed sulfides of copper, lead, zinc, and silver, with occasional native gold. Mineralogy is relatively simple, consisting of chalcopyrite, bornite, galena, sphalerite, argentite, stromeyerite and some native silver.

The second type of mineralization consists of argentiferous galena, with or without minor sphalerite, in quartz. This is the vein filling material in the Pertenencia vein system.

The third type of mineralization constitutes the San Francisco Fault, which contains variable amounts of faulted and brecciated primary high-grade ore, calcite veins, and secondary enrichment.

We believe that the future of the mine and district lies in understanding the structural and the geochemical genesis of the high-grade block with quartz-sulfide mineralization and its relationships with adjacent geologic blocks. This mineralized zone may extend for a vertical distance of approximately 1,000 feet. Additionally, given the nature of geologic processes, i.e. most mining districts are not constituted by one vein, there exists a possibility that additional vein targets exist; however, the idea of host rock or "between the vein" disseminations has never been tested in the district.

The Yoquivo Property is an exploration stage project, not a proven mine. There is no modern plant or equipment on the property. Planned exploration activities on the property can be found above under "Exploration Activities in the Yoquivo Property." Additionally, there are no proven or probable reserves at this point in time.

Deleted: Development

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At our annual meeting of shareholders held on May 10, 2007, our Chief Executive Officer, Director and majority shareholder, Alex Cegielski, re-elected himself as a Director of the Company, ratified the appointment of Telford Sadovnick, P.L.L.C., as our independent auditors for the 2007 fiscal year, and approved the filing of a Certificate of Amendment to our Articles of Incorporation with the Secretary of State of Nevada to change our name to "GoldMountain Exploration Corporation" (the "Amendment").

Mr. Cegielski, held 40,000,000 shares of our common stock, representing 50.2% of our outstanding common stock as of the record date of the annual meeting, March 29, 2007 (the "Record Date"), based on 79,657,168 shares of common stock outstanding as of the Record Date. Notice of the annual meeting was sent to all shareholders of record as of the Record Date on or about April 9, 2007.

On May 16, 2007, we filed the Amendment with the Secretary of State of Nevada, which Amendment became effective immediately with the State of Nevada, but which effectiveness was delayed by approximately ten (10) days due to our requirement to provide NASD notice of our name change. As a result, our name change to GoldMountain Exploration Corporation became effective with the Over-The-Counter Bulletin Board on May 29, 2007, when our trading symbol changed to "GMEX."

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, $.001 par value per share, has traded on the over-the-counter Bulletin Board (the "OTCBB") under the symbol "GMEX" since May 29, 2007. From April 25, 2006 until May 25, 2007, our common stock traded under the symbol "KGBC," and prior to April 25, 2006, our common stock traded under the symbol "KNBG."

The following table sets forth the high and low bid prices for our common stock for the periods indicated as reported on the OTCBB. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended:	High Bid:	Low Bid:
March 31, 2007	$0.3000	$0.1400
December 31, 2006	$0.4350	$0.1100
September 30, 2006	$0.9400	$0.2200
June 30, 2006(1)	$1.0800	$0.0625
March 31, 2006*(1)	$0.0625	$0.0625

* We had limited trading in our stock during the quarter ended March 31, 2006.

(1) We filed a Certificate of Change Pursuant to Nevada Revised Statutes 78.209 ("Certificate") to our Articles of Incorporation with the Secretary of State of Nevada, which became effective April 25, 2006, to affect a forward stock split. The Certificate affected a 4:1 forward stock split, effective for shareholders of record as of April 25, 2006, which forward split also affected our authorized common stock (the "Forward Split"). As a result of the filing of the Certificate, our authorized common stock was increased to 400,000,000 shares of common stock, par value $.001 per share. The high and low bid prices above retroactively reflect the Forward Split.

General

Our authorized capital stock consists of 400,000,000 shares of common stock, with a par value of $0.001 per share, and 100,000,000 shares of preferred stock, with a par value of $0.001 per share. As of June 12, 2007, there were 81,027,167 shares of our common stock outstanding (which includes 1,166,666 shares of common stock which were sold in March 2007 and 203,333 shares of common stock which were sold in June 2007, which shares have not been physically issued to date), which shares were held of record by approximately thirty-five (35) shareholders and no shares of preferred stock issued or outstanding.

Common Stock

Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Holders of our common stock representing one-percent (1%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

Subject to any preferential rights of any outstanding series of preferred stock created by our board of directors from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available. See "Dividend Policy".

Subject to any preferential rights of any outstanding series of preferred stock created from time to time by our board of directors, upon liquidation, dissolution or winding up of our company, the holders of shares of our common stock will be entitled to receive pro rata all assets of our company available for distribution to such holders.

In the event of any merger or consolidation of our company with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors is authorized by our articles of incorporation to divide the authorized shares of our preferred stock into one or more series, each of which shall be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our Articles of Incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including but not limited to the following:

(a) the rate of dividend, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) whether shares may be redeemed, and, if so, the redemption price and the terms and conditions of redemption;

(c) the amount payable upon shares of preferred stock in the event of voluntary or involuntary liquidation;

(d) sinking fund or other provisions, if any, for the redemption or purchase of shares of preferred stock;

(e) the terms and conditions on which shares of preferred stock may be converted, if the shares of any series are issued with the privilege of conversion;

(f) voting powers which may cause such holders to have super majority voting rights; and

(g) subject to the above, such other terms, qualifications, privileges, limitations, options, restrictions, and special or relative rights and preferences, if any, of shares or such series as our board of directors may, at the time so acting, lawfully fix and determine under the laws of the State of Nevada.

DIVIDEND POLICY

To date, we have not declared or paid any dividends on our outstanding common stock. We currently do not anticipate paying any cash dividends in the foreseeable future on our common stock. Although we intend to retain our earnings to finance our operations and future growth, our Board of Directors will have discretion to declare and pay dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements and other factors, which our Board of Directors may deem relevant.

RECENT SALES OF UNREGISTERED SECURITIES

On March 15, 2007, we sold 1,000,000 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share to entity for aggregate consideration of $150,000, or $0.15 per unit. We have not issued the 1,000,000 shares of common stock to the entity as of the date of this filing; however, we have agreed to issue such shares, and have therefore included such shares in the number of issued and outstanding shares disclosed throughout this filing. We claim an exemption from registration afforded by Regulation S of the Act ("Regulation S") for the above issuance since the issuance was made to a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by us, a distributor, any respective affiliates, or any person acting on behalf of any of the foregoing.

In March 2007, we sold 166,666 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share to entity for aggregate consideration of $25,000, or $0.15 per unit. We have not issued the 166,000 shares of common stock to the entity as of the date of this filing; however, we have agreed to issue such shares, and have therefore included such shares in the number of issued and outstanding shares disclosed throughout this filing. We claim an exemption from registration afforded by Regulation S for the above issuance since the issuance was made to a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by us, a distributor, any respective affiliates, or any person acting on behalf of any of the foregoing.

In June 2007, we sold 50,000 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share to an individual for aggregate consideration of $7,500, or $0.15 per unit. We have not issued the 50,000 shares of common stock to the individual as of the date of this filing; however, we have agreed to issue such shares, and have therefore included such shares in the number of issued and outstanding shares disclosed throughout this filing. We claim an exemption from registration afforded by Regulation S of the Act ("Regulation S") for the above issuance since the issuance was made to a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by us, a distributor, any respective affiliates, or any person acting on behalf of any of the foregoing.

In June 2007, we sold 53,333 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share to an individual for aggregate consideration of $8,000, or $0.15 per unit. We have not issued the 50,000 shares of common stock to the individual as of the date of this filing; however, we have agreed to issue such shares, and have therefore included such shares in the number of issued and outstanding shares disclosed throughout this filing. We claim an exemption from registration afforded by Regulation S of the Act ("Regulation S") for the above issuance since the issuance was made to a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by us, a distributor, any respective affiliates, or any person acting on behalf of any of the foregoing.

In June 2007, we sold 100,000 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share to an individual for aggregate consideration of $15,000, or $0.15 per unit. We have not issued the 50,000 shares of common stock to the individual as of the date of this filing; however, we have agreed to issue such shares, and have therefore included such shares in the number of issued and outstanding shares disclosed throughout this filing. We claim an exemption from registration afforded by Regulation S of the Act ("Regulation S") for the above issuance since the issuance was made to a non-U.S. person (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to an offshore transaction, and no directed selling efforts were made in the United States by us, a distributor, any respective affiliates, or any person acting on behalf of any of the foregoing.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

PLAN OF OPERATIONS

We are an exploration stage company incorporated in Nevada on November 3, 2004, as Konigsberg Corporation, however we subsequently changed our name to GoldMountain Exploration Corporation. As stated above, moving forward, we plan to focus all of our resources on earning an interest in the Yoquivo Property through our Option Agreement and joint venture with West Timmins (described above). There is no assurance that a commercially viable mineral deposit exists on the property, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

We currently believe that we will be able to continue our business operations for at least the next ninety days with the current cash on hand that we had as of the filing of this report, if no additional funding is raised. We plan to raise additional funding subsequent to the filing of this report from the sale of common stock to offshore investors and/or through loans from our existing shareholders, of which there can be no assurance. We anticipate the need for approximately $1,000,000 to maintain our operations for the next twelve months and complete the anticipated exploration activities on the Yoquivo Property.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED MARCH 31, 2007 COMPARED TO THE FISCAL YEAR ENDED MARCH 31, 2006

We did not generate any revenues for the fiscal year ended March 31, 2007 or 2006, and have not generated any revenues to date.

We had total expenses of $684,878 for the fiscal year ended March 31, 2007, compared to total expenses of $72,280 for the fiscal year ended March 31, 2006, an increase in total expenses of $612,598 from the prior period.

The main reasons for the increase in expenses was a $361,106 increase in mineral exploration costs to $375,895 for the year ended March 31, 2007, compared to $14,789 for the year ended March 31, 2006; and a $28,627 increase in mineral acquisition costs, to $28,627 for the year ended March 31, 2007, compared to $0 for the year ended March 31, 2006, in connection with fees paid to West Timmons in connection with the acquisition of our interests in connection with the Option (defined above) Additionally contributing to the increase in expenses for the year ended March 31, 2007, compared to the year ended March 31, 2006, was a $49,924 increase in office and sundry expenses to $58,917 for the year ended March 31, 2007, compared to $8,993 for the year ended March 31, 2006 in connection with the rental of our office space and the purchase of an office computer, an increase of $82,374 or 167% in professional fees to $131,699 for the year ended March 31, 2007, from $49,325 for the year ended March 31, 2006, associated with fees paid to our legal counsel in connection with the preparation of our various SEC filings, including our quarterly reports and reports on Form 8-K, and our accountant in connection with the audit and review of our financial statements, and a decrease in gain on foreign exchange, to a loss on foreign exchange of $578 for the year ended March 31, 2007, compared to a gain on foreign exchange of $827 for the year ended March 31, 2006, a $1,405 or 169.9% decrease on gain on foreign exchange from the prior period.

We also had a consulting expense of $43,662, which was mainly in connection with fees paid to our Chief Executive Officer, Adam Cegielski; and a stock accretion expense of $45,500 in connection with warrants issued in connection with the sale of units consisting of common stock and warrants during the year ended March 31, 2007, for the year ended March 31, 2007, which expenses were not present during the year ended March 31, 2006.

LIQUIDITY AND CAPITAL RESOURCES

We had $1,080,126 in total assets, which consisted of total current assets of $20,126 and non-current assets, consisting solely of mineral properties in connection with our Option with West Timmons, of $1,060,000 as of March 31, 2007. Total current assets as of March 31, 2007 included $17,096 of cash and $3,030 of prepaid expenses.

We had total liabilities consisting solely of current liabilities of $29,798 as of March 31, 2007, which consisted of accounts payable and accrued liabilities.

We had negative working capital of $9,672 and a deficit accumulated during the exploration stage of $768,472 as of March 31, 2007.

We also had $25,000 of stock subscription received as of March 31, 2007, in connection with a subscription for 166,666 units, each consisting of one share of common stock and one two year Class A Warrant to purchase one share of common stock at an exercise price of $0.20 per share, which was made by an entity in March 2007, for aggregate consideration of $25,000, or $0.15 per unit, which shares had not been issued as of March 31, 2007, and have not been issued to date.

We had $214,475 of cash used in operating activities for the year ended March 31, 2007, which was mainly due to $684,878 of net loss offset by $28,627 of mineral acquisition costs, $375,895 of mineral exploration costs and $45,500 of stock accretion expense in connection with the sale of certain warrants in connection with the sale of units consisting of shares of common stock and warrants during the year ended March 31, 2007, which are described in greater detail above.

We had $809,300 of net cash provided by financing activities for the year ended March 31, 2007, which included share capital issued for cash of $784,300 and share subscriptions received of $25,000 in connection with an aggregate of 183,334 shares of common stock sold to various offshore investors in April 2006 for aggregate consideration of $110,000 (or $0.06 per share); 448,000 shares of common stock sold to offshore investors in June 2006, for aggregate consideration of $268,800 (or $0.60 per share); an aggregate of 425,834 shares of common stock sold to two offshore investors in August and September 2006, for aggregate consideration of $255,500 (or $0.60 per share); and share subscriptions received of $175,000 in connection with 1,166,666 shares of common stock sold to two offshore investors in March 2007, for aggregate consideration of $175,000 (or $0.15 per share), which shares have not been issued to date.

We had net cash used in investing activities of $604,522 for the year ended March 31, 2007, which included $375,895 of mineral exploration costs, $200,000 of acquisition of mineral property and $28,627 of mineral acquisition costs.

We currently believe that we will be able to continue our business operations for at least the next ninety days with the cash on hand that we had as of the filing of this report, if no additional funding is raised.

We have paid approximately $275,000 towards exploration expenditures on the Yoquivo Property as of the date of this filing. We were required to pay at least an additional approximately $325,000 towards exploration expenditures by June 30, 2007 (for a total of $600,000), which payments were not made as of June 30, 2007, and have not been made to date, and as such we are in default of such required payments to West Timmons and the Option Agreement. We hope to raise an additional $1,000,000 in financing through the sale of securities subsequent to the filing of this report, of which there can be no assurance. In the event we raise the $1,000,000 in additional funding after we file this report, we will pay West Timmons the $325,000 in additional exploration expenditures at that time.

We have no current commitments from our officers and Directors or any of our shareholders to supplement our operations or provide us with financing in the future. If we are unable to raise additional capital from conventional sources and/or additional sales of stock in the future, we may be forced to curtail or cease our operations. Even if we are able to continue our operations, the failure to obtain financing could have a substantial adverse effect on our business and financial results.

In the future, we may be required to seek additional capital by selling debt or equity securities, selling assets, or otherwise be required to bring cash flows in balance when we approach a condition of cash insufficiency. The sale of additional equity or debt securities, if accomplished, may result in dilution to our then shareholders. We provide no assurance that financing will be available in amounts or on terms acceptable to us, or at all.

RISK FACTORS

You should carefully consider the following risk factors and other information in this annual report on Form 10-KSB before deciding to become a holder of our Common Stock. If any of the following risks actually occur, our business and financial results could be negatively affected to a significant extent.

Our business and the value of our common stock are subject to the following Risk Factors:

We May Not Be Able To Continue Our Business Plan And Exploration Activities Without Additional Financing.

We depend to a great degree on the ability to attract external financing in order to conduct future exploratory activities. We are currently funded solely by our shareholders and through sales of our securities and we believe that we can continue our business operations for at least the next ninety days with the cash we had on hand as of the filing of this report, however we plan to raise additional funds subsequent to the filing of this report through private placements of our common stock and/or through shareholder loans, of which there can be no assurance. If we are unable to raise the additional funds required for planned exploration and extraction activities, which we do not currently have funds to pay, we may be forced to abandon our current business plan and/or we will not be able to earn our First Option with West Timmins (as described above). If you invest in us and we are unable to raise the required funds, your investment could become worthless.

Our Auditors Have Expressed Substantial Doubt As To Whether Our Company Can Continue As A Going Concern.

We are currently an exploration stage company. We have not generated any revenues since inception and have incurred substantial losses. These factors among others indicate that we may be unable to continue as a going concern, particularly in the event that we cannot generate sufficient cash flow to conduct our operations and/or obtain additional sources of capital and financing.

Deleted: in our

Deleted: as planned principal activities have not begun

We Are Currently In Default of the Payments Which Are Required Pursuant to the Option Agreement.

We have paid approximately $275,000 towards exploration expenditures on the Yoquivo Property, pursuant to the Option Agreement as of the date of this filing. We were required to pay at least an additional approximately $325,000 towards exploration expenditures by June 30, 2007 (for a total of $600,000), which payments were not made as of June 30, 2007, and have not been made to date, and as such we are in default of such required payments to West Timmons and the Option Agreement. Because of our failure to make the required payments as provided by the Option Agreement when due, West Timmons may terminate the Option Agreement, by providing us thirty (30) days written notice of our default (which has not been received to date) and thereafter provide us notice of such termination, if we are unable to cure our default within thirty (30) days of the date such notice is given. If West Timmons provides us written notice of our default in required payments, and we are unable to cure such default within thirty (30) days from the date such notice is given, West Timmons can terminate the Option Agreement, and all of our payments and stock issuances to West Timmons, will be retained by them, and we will lose any and all rights to the Option Agreement or the Yoquivo Property. If this were to happen, the value our common stock would likely become worthless, and we could be forced to abandon our business plan and/or all our business operations.

We Lack An Operating History Which You Can Use To Evaluate Us, Making Any Investment In Our Company Risky.

We lack an operating history which investors can use to evaluate our previous earnings, as we were only incorporated in November 2004, and have not generated any revenues to date. Therefore, an investment in us is risky because we have no business history and it is hard to predict what the outcome of our business operations will be in the future.

-23-

We May Not Find Any Commercial Quantities Of Minerals In The Future, And May Not Generate Any Profits, Which May Force Us To Curtail Our Business Plan.

As an exploration stage company, we have no revenues or profits to date and our deficit accumulated during our exploration stage as of March 31, 2007, was $768,472. We had negative working capital of $9,672 as of March 31, 2007. We are currently being funded by existing shareholders and anticipate being able to continue our business operations for approximately the next ninety days with the cash on hand we had as of the filing of this report, and plan to raise additional funding subsequent to the filing of this report. However, if we do not begin exploration and/or do not have enough money to continue exploration activities it is likely that we will never generate any revenues. Additionally, if we are unsuccessful in mining attempts we may choose to attempt in the future, it is likely that we will never generate any revenues. Additionally, the exploration of minerals is highly speculative, and if throughout our mineral exploration we do not find commercial quantities of minerals, we will likely be forced to curtail or abandon our business plan. If this happens, you could lose your investment in us. If we are unable to generate profits, we will be forced to rely on external financing, of which there is no guarantee, to continue with our business plan.

We Have A Poor Financial Position And If We Do Not Generate Revenues, We May Be Forced To Abandon Our Business Plan.

We currently have a poor financial position. We have not generated any revenues to date. There is a risk that we will not find enough, or even any, minerals needed to generate enough profits for your investment in us to appreciate. If we never generate any revenues, we may be forced to abandon our business plan and your shares may become worthless.

Deleted: or begun exploration on any properties

We Need to Hire Additional Personnel with the Expertise and Training to Assist us Meet our Business Objectives.

Our management lacks technical training and experience with exploring for, starting, and/or operating a mine. Without such direct training or experience in these areas, our management team may not be fully aware of many of the specific requirements related to working within the mining industry. Additionally, their decisions and choices may not take into account standard engineering or managerial approaches that mineral exploration companies generally use. While we may rely on outside consultants to assist us in the short term, we need to hire experienced personnel to complete our management team. Any potential shortfalls in experience and execution by our management team because of such lack of experience and/or training could have an adverse effect on our business, earnings and financial success.

We Rely Upon Key Personnel And If They Leave Us, Our Business Plan And Results Of Operations Could Be Adversely Affected.

We rely heavily on our Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director, Adam R. Cegielski, for our success. His experience and input create the foundation for our business and he is responsible for the directorship and control over our exploration activities. We do not currently have an employment agreement or "key man" insurance policy on Mr. Cegielski, although we anticipate entering into a consulting agreement with Mr. Cegielski subsequent to the filing of this report. Moving forward, should we lose the services of Mr. Cegielski, for any reason, we will incur costs associated with recruiting a replacement and delays in our operations. If we are unable to replace him with another suitably trained individual or individuals, we may be forced to scale back or curtail our business plan and exploration activities. As a result of this, your investment in us could become devalued.

Adam R. Cegielski, Our Sole Director And Officer Can Vote An Aggregate Of 49.4% Of Our Common Stock And Can Therefore Exercise Significant Control Over Corporate Decisions Including The Appointment Of New Directors.

Adam R. Cegielski, our sole Director and officer can vote an aggregate of 40,000,000 shares or approximately 49.4% of our outstanding Common Stock. Accordingly, Mr. Cegielski will exercise significant control in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. Any investors who purchase shares will be minority shareholders and as such will have little to no say in the direction of the Company and the election of Directors. Additionally, it will be difficult if not impossible for investors to remove Mr. Cegielski as a Director of the Company, which will mean he will remain in control of who serves as officers of the Company as well as whether any changes are made in the Board of Directors. As a potential investor in the Company, you should keep in mind that even if you own shares of the Company's Common Stock and wish to vote them at annual or special shareholder meetings, your shares will likely have little effect on the outcome of corporate decisions.

We Will Be Subject To Numerous Risks If We Commence Mining Operations, Of Which There Can Be No Assurance.

The mineral exploration and mining business is competitive in all of its phases. We currently have no mining operations of any kind, however we are currently in the process of conducting diamond drilling through our Joint Venture with West Timmins. If we do commence mining activities in the future, we will be subject to numerous risks, including:

o   competitors with greater financial, technical and other resources, in the search for and the acquisition of attractive mineral properties;

o   our ability to select and acquire suitable producing properties or prospects for mineral exploration;

o   the accuracy of our reserve estimates, if any, which may be affected by the following factors beyond our control:

- declines in the market price of the various metals we mine;

- increased production or capital costs;

- reduction in the grade or tonnage of the deposit;

- increase in the dilution of the ore; or
- reduced recovery rates;

o risks and hazards associated with environmental hazards, political and country risks, civil unrest or terrorism, industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, explosive rock failures; and flooding and periodic interruptions due to inclement or hazardous weather conditions; and

o our failure to maintain insurance on certain risks associated with any exploration activities we may undertake in the future.

If any of the above risks occur, we may be forced to curtail or abandon our operations and/or exploration and development activities, if any. As a result, any investment in us could decrease in value and/or become worthless.

Deleted: If we do begin exploration activities in the future, of which there can be no assurance, we will be subject to the above risks.

There Is Uncertainty As To An Investors Ability To Enforce Civil Liabilities Both In And Outside Of The United States Due To The Fact That Our Sole Officer And Director And Assets Are Not Located In The United States.

Our office and the majority of our assets are located in Canada, while the Yoquivo Property, which we have entered into an Option Agreement to explore and develop, is located in Mexico. Our sole officer and Director is located in Canada. As a result, it may be difficult for shareholders to effect service of process within the United States on our officer and Director. In addition, investors may have difficulty enforcing judgments based upon the civil liability provisions of the securities laws of the Unites States or any state thereof, both in and outside of the United States.

We May Not Be Able To Earn Our First Or Second Option With West Timmins Pursuant To The Option Agreement.

In June 2006, we entered into an Option Agreement with West Timmins to earn up to a 75% interest in the Yoquivo Property (as defined and described below). In order to earn the interest of the Yoquivo Property, we were required to pay $600,000 during the twelve months following our entry into the Option Agreement (i.e. prior to June 2007), which date has been extended to June 30, 2007, pursuant to the Second Extension Letter (described above). To date approximately $575,000 has been expended on exploration activities by us, and approximately $325,000 was due to West Timmons by June 30, 2007, which payment was not made and which payment we are in default of (see “We Are Currently In Default of the Payments Which Are Required Pursuant to the Option Agreement,” above). Additionally, prior to the twenty-fourth month anniversary of our entry into the Option Agreement (i.e. prior to June 2008), we are required to expend at least $1,000,000 in cumulative expenditures. We can provide no assurance that we will be able to raise the additional capital needed to pay these amounts and/or earn our interest in the property on favorable terms, if at all. If we are unable to raise the capital required to earn the interest in the Yoquivo Property, our current expenditures towards such Option Agreement will be forfeited and we could be forced to abandon or curtail our current business plan. If this were to happen, the value of our common stock could become worthless.

We Previously Granted An Aggregate Of 300,000 Warrants To Purchase Shares Of Our Common Stock In November And December 2006, Which Warrants Have Been Cancelled By Us, But Which Shareholders May Still Request Us To Honor In The Future.

In November and December 2006, we granted 300,000 Warrants to two individuals in consideration for consulting services rendered, at an exercise price of $0.35 per share. We subsequently took action to amend those Warrants and have since unilaterally cancelled such Warrants; however, those prior Warrant holders may require us to honor the terms of the prior Warrant grants in the future. If that were to happen, we may be required to issue additional shares of common stock and/or expend additional resources in connection with litigation and/or disputes regarding such Warrants and shares issuable in connection therewith and/or the restatement of the financial statements contained herein in connection with such prior Warrant grants. As a result, if such Warrant holders attempt to enforce the Warrants which have been rescinded by us, our results of operations could be adversely affected, and we could be forced to curtail our business plans, and as a result, any investment in us could become worthless.

Deleted: **Our Determinations Of Planned Activities And Estimates Of Potential Reserves May Be Inaccurate.**¶
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We are currently in the exploration stage. Before we can begin a development project, if ever, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:¶
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o ... [1]

Our Planned Mineral Exploration Efforts Are Highly Speculative.

Mineral exploration is highly speculative. It involves many risks and is often nonproductive. Even if we believe we have found a valuable mineral deposit, it may be several years before production is possible. During that time, it may become no longer feasible to produce those minerals for economic, regulatory, political, or other reasons. Additionally, we may be required to make substantial capital expenditures and to construct mining and processing facilities. As a result of these costs and uncertainties, we may be unable to start, or if started, to finish our exploration activities.

Our Operations, If Any, Will Be Subject To Currency Fluctuations.

While we do not currently have any operations, we believe that our products, if any, will be sold in world markets in United States dollars. As a result, currency fluctuations may affect the cash flow we realize from our future operations and exploration activities, which we plan to conduct in Mexico, if any. Foreign exchange fluctuations may materially adversely affect our financial performance and results of operations.

Our Property Has Not Produced Any Commercial Reserves Or Ore Body, And The Probability Of Such Property Producing Any Commercially Viable Reserves In The Future Is Remote.

Our mineral project is in the exploration stage as opposed to the development stage and we have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore. Until further exploration activities can be conducted, there can be no assurance that a commercially mineable ore body exists on any of our properties. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, we will be required to raise substantial additional funding, and even if we are successful in completing our exploration activities on our property, we may not be successful in finding commercial quantities of minerals. Furthermore, the probability of an individual prospect ever having reserves or being commercially viable is extremely remote. As a result, there is only a small probability that any of our properties contain any reserves and that any funds spent on exploration activities will ever be recovered.

Mining Operations In General Involve A High Degree Of Risk, Which We May Be Unable, Or May Not Choose To Insure Against, Making Exploration And/Or Development Activities We May Pursue Subject To Potential Legal Liability For Certain Claims.

Our operations are subject to all of the hazards and risks normally encountered in the exploration for minerals. These include unusual and unexpected geological formations, rock falls, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although we plan to take adequate precautions to minimize these risks, and risks associated with equipment failure or failure of retaining dams which may result in environmental pollution, there can be no assurance that even with our precautions, damage or loss will not occur and that we will not be subject to liability which will have a material adverse effect on our business, results of operation and financial condition. If this were to happen, we could be forced to curtail or abandon our business activities.

Deleted: , development and production of

Nevada Law And Our Articles Of Incorporation Authorize Us To Issue Shares Of Stock, Which Shares May Cause Substantial Dilution To Our Existing Shareholders And/Or Have Rights And Preferences Greater Than Our Common Stock.

Pursuant to our Articles of Incorporation, we have 400,000,000 shares of Common Stock and 100,000,000 shares of preferred stock ("Preferred Stock") authorized. As of June 12, 2007, we had 81,027,167 shares of our common stock outstanding, which includes 1,166,666 shares of common stock which were sold in March 2007 and 203,333 shares of common stock which were sold in June 2007, which shares have not been physically issued to date. As of June 12, 2007, - 0 - shares of Preferred Stock were issued and outstanding. As a result, our Board of Directors has the ability to issue a large number of additional shares of Common Stock without shareholder approval, which if issued could cause substantial dilution to our then shareholders. Additionally, shares of Preferred Stock may be issued by our Board of Directors without shareholder approval with voting powers, and such preferences and relative, participating, optional or other special rights and powers as determined by our Board of Directors, which may be greater than our Common Stock. As a result, shares of Preferred Stock may be issued by our Board of Directors which cause the holders to have super majority voting power over our shares, provide the holders of the Preferred Stock the right to convert the shares of Preferred Stock they hold into shares of our Common Stock, which may cause substantial dilution to our then Common Stock shareholders and/or have other rights and preferences greater than those of our Common Stock shareholders. Investors should keep in mind that the Board of Directors has the authority to issue additional shares of Common Stock and Preferred Stock, which could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any Preferred Stock, which we may issue may be exacerbated given the fact that such Preferred Stock may have super majority voting rights and/or other rights or preferences which could provide the preferred shareholders with voting control over us subsequent to this offering and/or provide those holders the power to prevent or cause a change in control. As a result, the issuance of shares of Common Stock and/or Preferred Stock, may cause the value of our securities to decrease and/or become worthless.

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We Have Yet To Attain Profitable Operations And Because We Will Need Additional Financing To Fund Our Exploration Activities, Our Accountants Believe There Is Substantial Doubt About Our Ability To Continue As A Going Concern.

We have incurred a net loss of $684,878 for the year ended March 31, 2007, had an accumulated deficit of $768,472 as of March 31, 2007, and have generated no revenues to date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from the development of our mineral claims. These factors raise substantial doubt that we will be able to continue as a going concern. Telford Sadovnick, P.L.L.C., our independent auditors, have expressed substantial doubt about our ability to continue as a going concern given our recurring losses from operations, which are described in the first risk factor above. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital, we will not be able to implement our exploration program which requires significant funding past the second phase, as a result we may have to liquidate our business and stockholders may lose their investment. Investors should consider our auditor's comments when determining if an investment in us is suitable.

Because Of The Unique Difficulties And Uncertainties Inherent In Mineral Exploration Ventures, We Face A High Risk Of Business Failure.

Stockholders should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Most exploration projects do not result in the discovery of commercially mineable deposits of ore. Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts. If we experience any of these problems or delays, our exploration activities could become much more costly than originally estimated and if such additional funding is not available if needed, we may be forced to abandon our operations.

We Have No Known Mineral Reserves And If We Cannot Find Any, We Will Have To Cease Operations.

We have no mineral reserves. If we do not find mineral reserves containing gold, silver, or other precious minerals or if we cannot explore mineral reserves, either because we do not have the money to do it or because it will not be economically feasible to do it, we will have to cease operations and stockholders will lose their investment. Mineral exploration, particularly for gold, is highly speculative. It involves many risks and is often non-productive. Even if we are able to find mineral reserves on our property our production capability is subject to further risks including:

o   Costs of bringing the property into production including exploration work, preparation of production feasibility studies, and construction of production facilities, all of which we have not budgeted for;

o   Availability and costs of financing;

o   Ongoing costs of production; and

o   Environmental compliance regulations and restraints.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the lack of milling facilities and processing equipment near our claims, and such other factors as government regulations, including regulations relating to allowable production, importing and exporting of minerals, and environmental protection.

Given the above noted risks, the chances of finding reserves on our mineral properties are remote and funds expended on exploration will likely be lost.

Because Of The Inherent Dangers Involved In Mineral Exploration, There Is A Risk That We May Incur Liability Or Damages As We Conduct Our Business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time, we have no coverage to insure against these hazards. The payment of such liabilities may result in our inability to complete our planned exploration program and/or obtain additional financing to fund our exploration program.

We May Conduct Further Offerings In The Future In Which Case Stockholders Holdings Will Be Diluted.

We completed offerings of 35,200,000 and 2,400,000 shares of our common stock at a price of $0.0025 per share to investors on February 28, 2005 and April 14, 2005, respectively. Additionally, we sold 183,334 shares of our or common stock to two offshore investors in April 2006, 448,000 shares of our common stock to three offshore investors in June 2006, at a price of $0.60 per share, and an aggregate of 425,834 shares of our common stock to two offshore investors in August and September 2006, at a price of $0.60 per share. More recently, we sold 1,166,666 units consisting of one share of common stock and one warrant to purchase one share of our common stock for $0.20 per share for aggregate consideration of $175,000 or $0.15 per unit in March 2007, and 203,333 units for aggregate consideration of $30,500 or $0.15 per unit in June 2007. Since our inception we have relied on such equity sales of our common stock to fund our operations. We may conduct further equity and/or debt offerings in the future to finance our current projects or to finance subsequent projects that we decide to undertake. If common stock is issued in return for additional funds, the price per share could be lower than that paid by our current stockholders. We anticipate continuing to rely on equity sales of our common stock or debt offerings in order to fund our business operations. If we issue additional stock, each stockholder's percentage interest in us will be lower. This condition is often referred to as "dilution". The result of this could reduce the value of your stock.

<u>If We Are Late In Filing Our Quarterly Or Annual Reports With The SEC, We May Be De-Listed From The Over-The-Counter Bulletin Board.</u>

Pursuant to new Over-The-Counter Bulletin Board ("OTCBB") rules relating to the timely filing of periodic reports with the SEC, any OTCBB issuer which fails to file a periodic report (Form 10-QSB's or 10-KSB's) by the due date of such report (not withstanding any extension granted to the issuer by the filing of a Form 12b-25), three (3) times during any twenty-four (24) month period is automatically de-listed from the OTCBB. Such removed issuer would not be re-eligible to be listed on the OTCBB for a period of one-year, during which time any subsequent late filing would reset the one-year period of de-listing. If we are late in our filings three times in any twenty-four (24) month period and are de-listed from the OTCBB, our securities may become worthless and we may be forced to curtail or abandon our business plan.

Deleted:

<u>There is currently a limited, sporadic, and illiquid market for our common stock, which Market we anticipate remaining limited, sporadic, and illiquid.</u>

We currently anticipate that the market for our common stock will remain limited, sporadic, and illiquid until such time as we generate significant revenues, if ever, and that the market for our common stock will be subject to wide fluctuations in response to several factors, including, but not limited to:

(1) actual or anticipated variations in our results of operations;

(2) our ability or inability to generate new revenues;

(3) the number of shares in our public float;

(4) increased competition; and

(5) conditions and trends in the mining, gold, silver or precious metals industries.

Furthermore, because our Common Stock is traded on the NASD OTCBB, our stock price may be impacted by factors that are unrelated or disproportionate to our operating performance. These market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price of our common stock. Additionally, at present, we have a limited number of shares in our public float, and as a result, there could be extreme fluctuations in the price of our common stock. Further, due to the limited volume of our shares which trade and our limited public float, we believe that our stock prices (bid, asked and closing prices) are entirely arbitrary, are not related to the actual value of the Company, and do not reflect the actual value of our common stock (and in fact reflect a value that is much higher than the actual value of our Common Stock). Shareholders and potential investors in our Common Stock should exercise caution before making an investment in the Company, and should not rely on the publicly quoted or traded stock prices in determining our Common Stock value, but should instead determine value of our Common Stock based on the information contained in the Company's public reports, industry information, and those business valuation methods commonly used to value private companies.

-32-

Investors May Face Significant Restrictions On The Resale Of Our Common Stock Due To Federal Regulations Of Penny Stocks.

Our Common Stock will be subject to the requirements of Rule 15(g)9, promulgated under the Securities Exchange Act as long as the price of our Common Stock is below $4.00 per share. Under such rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990, also requires additional disclosure in connection with any trades involving a stock defined as a penny stock. Generally, the Commission defines a penny stock as any equity security not traded on an exchange or quoted on NASDAQ that has a market price of less than $4.00 per share. The required penny stock disclosures include the delivery, prior to any transaction, of a disclosure schedule explaining the penny stock market and the risks associated with it. Such requirements could severely limit the market liquidity of the securities and the ability of purchasers to sell their securities in the secondary market.

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Page 28: [1] Deleted **Christina Harmon** **4/24/2008 11:08:00 AM**

Our Determinations Of Planned Activities And Estimates Of Potential Reserves May Be Inaccurate.

We are currently in the exploration stage. Before we can begin a development project, if ever, we must first determine whether it is economically feasible to do so. This determination is based on estimates of several factors, including:

- expected recovery rates of metals from the ore;
- facility and equipment costs;
- capital and operating costs of a development project;
- future metals prices;
- currency exchange and repatriation risks;
- tax rates;
- inflation rates;
- political risks and regulatory climate in Canada; and
- availability of credit.

Any development projects we may undertake in the future will likely not have an operating history upon which to base these estimates and as a result, actual cash operating costs and returns from a development project, if any, may differ substantially from our estimates. Consequently, it may not be economically feasible to continue with a development project, if one is started.